As filed with the U.S. Securities and Exchange Commission on February 26, 2026

Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

___________________

GUARDIAN METAL RESOURCES PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8

New York, New York 10017

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

____________________

Golden Metal Resources LLC

3800 Howard Hughes Parkway STE 1000

Las Vegas, Nevada 89169,

United States of America

Telephone: +1-702-667-4854

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 270 Park Avenue, Floor 8 New York, New York 10017 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing five (5) ordinary shares of Guardian Metal Resources PLC.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$690.50

(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement on Form F-6 shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

1. Name of the depositary and the address of its principal executive office		Introductory paragraph and bottom of face of American Depositary Receipt
2. Title of the American Depositary Receipts and identity of the deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
(a)	Amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner
(b)	Procedure for voting the deposited securities	Paragraphs (6), (11) and (12)
(c)	Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (21)
(d)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(e)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)
(g)	Amendment, extension or termination of the deposit agreement	Paragraphs (15), (16) and (17)
(h)	Rights that holders of American Depositary Receipts have to inspect the books of the depositary and the list of receipt holders	Paragraph (3)
(i)	Restrictions on the right to transfer or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(j) Limitation on the depositary’s liability	Paragraphs (14), (17), (19) and (20)
3. Fees and charges that a holder of ADRs may have to pay, either directly or indirectly	Paragraph (7)
4. Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities	Paragraph (7)
Item 2. AVAILABLE INFORMATION	Paragraph (8)
Guardian Metal Resources PLC is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and accordingly files certain reports with the U.S. Securities and Exchange Commission. These reports can be inspected and retrieved by holders of American Depositary Receipts through the EDGAR system on the U.S. Securities and Exchange Commission’s Internet Website, currently located at www.sec.gov, and can be inspected and copied at public reference facilities maintained by the U.S. Securities and Exchange Commission, currently located at 100 F Street, N.E., Washington, D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Deposit Agreement among Guardian Metal Resources PLC (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder (as from time to time amended, the “Deposit Agreement”), including the Form of ADR attached as Exhibit A thereto.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not Applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Deposit Agreement (the “Deposit Agreement”) among Guardian Metal Resources PLC, the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 26, 2026.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

	By:	/s/ Timothy Green
Name: Timothy E. Green
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Guardian Metal Resources PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on February 26, 2026.

GUARDIAN METAL RESOURCES PLC

By:	/s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Oliver Friesen and Benjamin James Hodges and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on February 26, 2026.

SIGNATURES

Signature	Title

/s/ Oliver Friesen	Chief Executive Officer and Director
Oliver Friesen	(Principal Executive Officer)

/s/ Benjamin James Hodges	Finance Director Officer)
Benjamin James Hodges	(Principal Financial Officer and Principal Accounting

/s/ Jason Thomas Starzecki	Executive Chairman and Director
Jason Thomas Starzecki

/s/ Mark Burnett	Director
Mark Burnett

/s/ Michael X. Schlumpberger	Director
Michael X. Schlumpberger

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Guardian Metal Resources PLC, has signed this Registration Statement on Form F-6 in Las Vegas, Nevada, United States of America, on February 26, 2026.

Authorized U.S. Representative

By:	Golden Metal Resources LLC

	By:	/s/ Jason Thomas Starzecki
Name: Jason Thomas Starzecki
Title: Authorized Signatory

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Deposit Agreement among Guardian Metal Resources PLC, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.